Form C

Cover Page

Name of issuer:

Homekeep LLC

Legal status of issuer:

> Form: Limited Liability Company
>
> Jurisdiction of Incorporation/Organization: IL
>
> Date of organization: 2/27/2023

Physical address of issuer:

1820 N. Spaulding Ave.
Apt 406
Chicago IL 60647

Website of issuer:

https://www.duodevelopment.org/

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.0% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

Type of security offered:

☐ Common Stock
☐ Preferred Stock
☐ Debt
☑ Other

If Other, describe the security offered:

Membership Interest Unit

Target number of securities to be offered:

500

Price:

$100.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $100.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$120,000.00

Deadline to reach the target offering amount:

7/29/2024

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

0

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$90,000.00	$0.00
Cash & Cash Equivalents:	$90,000.00	$0.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$0.00	$0.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$0.00	$0.00
Cost of Goods Sold:	$0.00	$0.00

| Taxes Paid: | $0.00 | $0.00 |
| Net Income: | $0.00 | $0.00 |

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Homekeep LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified

company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Carlos Robles-Shanahan	Director	Duo Developement	2023
Rafael Robles	Director	Duo Development	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Carlos Robles-Shanahan	Manager	2023
Rafael Robles	Manager	2023

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Duo Development	900.0 Units. Voting power equally split between 5 owners: Carlos Robles-Shanahan, Rafael Robles, Allison Clark, Alice Robles-Shanahan, Karla Robles	100.0

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

> For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

*This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. **Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.***

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Because there is no market for the Company's securities, you may not be able to sell your Units.

> There is currently no, and there may never be any, secondary market trading in the Units, and investors' ability to sell their Units are further limited by transfer restrictions under

applicable securities laws and the terms of the subscription agreement. Investors may never be able to sell their Units or recover any part of their investment, unless the Company conducts a subsequent public offering or a sale of the Company or its assets, none of which things the Company has any current plans to do.

The Company's management has limited experience managing a real estate company of this type.

While our Managers have experience managing other real estate businesses, they have limited experience managing a real estate company of this type. Our ability to operate successfully may depend on our ability to attract and retain qualified personnel, who may be in great demand.

There is no guarantee of a return on investment or payment of any distributions.

No assurance can be given that an investor will realize a substantial return on investment, or any return at all, or that an investor will not lose a substantial portion or all of the investment. Further, while a purchaser of securities generally expects to receive distributions, no assurance can be given that the Company will be able to pay any distributions, and it is possible that distributions may not be paid at all. For these reasons, each prospective investor should consult with an attorney, accountant, and/or business advisor prior to making any investment decision.

The Units have no voting rights whatsoever. The Company is managed solely by its Managers, Carlos Robles-Shanahan and Rafael Robles. The only voting member of the Company is Duo Development, an Illinois not for profit corporation. Only Duo Development has the right to appoint a new Manager. Investors in this offering will have no right to manage or influence the management of the Company.

Financing delay risk.

The company is expected to receive debt funding from the City of Chicago, which would allow the units to remain affordable. In the event that the receipt of said funding is delayed, it would have an adverse effect upon our business, operating results, and financial condition.

Revisions to Use of Proceeds may occur.

It is possible that the intended use of the proceeds will be revised by management. Management will have significant flexibility in applying the net proceeds of this offering within the scope of the business of the Company. The failure of management to apply such funds effectively could have a material adverse effect on the Company's business, prospects, financial condition, and results of operations.

Investing in real estate presents certain inherent risks. The values of the Company's assets may decrease. Investing in residential real estate presents certain risks, including, without limitation, fluctuations in occupancy rates, rent payments, operating expenses, maintenance, repair, and other expenses that can adversely affect operating results of the Company's properties. No assurance can be given that certain assumptions as to future occupancy levels or future costs of operation will be accurate because such matters will depend upon events and factors beyond the Company's control. No assurance can be given that the rents collected by the assurance can be given that the rents collected by the Company will be sufficient to meet any debt or other obligations of the Company or that the Company's properties will maintain their current value or increase in value.

Residential real estate assets may experience catastrophic events or major market value changes.

Events such as natural disasters, fires, or other events may cause significant loss of value to the real estate assets of the Company or may trigger a sudden need of capital. Over time, it is possible that the residential rental real estate market in the Company's geographic or investment focus area will change significantly. If rents go down, or if they increase much slower than historically has been the case, then the value of your investment or expected distributions may decline or become zero.

The Company's financial model and project plans may not be accurate or successful.

Maintenance, utility, compliance, property management, interest rates, or other expenses may significantly exceed anticipated levels. Real estate projects carry significant risks, such as legal risks, approval risks, contractor performance risks, and risks related to unanticipated issues with a building site (e.g. pollutants, geologic characteristics, archeological value, etc.).

The Company is reliant on key executives and personnel.

The Company's business, development and prospects are highly dependent upon the continued services and performance of Carlos Robles-Shanahan and Rafael Robles, the Company's Managers. The experience, technical skills and relationships of the personnel of the Company provide the Company with a competitive advantage. The Company believes that the loss of services of any existing key executives, or failure to attract and retain necessary personnel, could have a material adverse impact on the business, development, financial condition, results of operations and prospects of the Company. The Company does not currently have a plan for replacing any of these key persons. The Company may not have the financial and human resources to succeed if it loses the services of any of its key personnel due to death, disability or other causes.

Tax risks may be present.

No representation or warranty of any kind is made by the Company, the officers, directors, counsel to the Company, or any other professional advisors thereto with respect to any tax consequences of any investment in the Company. Prospective investors are encouraged to seek independent advice from their tax attorneys before making an investment in the Company.

Additionally, rising property taxes may adversely impact the profitability of the portfolio.

The Company's operating costs may rise.

The Company has budgeted for a wide range of operating costs based on current conditions; but unforeseen issues or conditions could cause operating costs to rise substantially. For example, an increase in property management, employee or independent contractor costs or in other operating costs could cause the Company to be unprofitable and unable to pay distributions.

Litigation may arise.

Legal proceedings, with or without merit, may arise from time to time in the course of the Company's business. The Company cannot preclude litigation being brought against the Company and any litigation brought against the Company could distract management from its business operations, result in costly damages awards, settlement payments or injunctions or otherwise have a material adverse effect on the financial condition, results or operations of the Company.

The Company is subject to ongoing compliance with various laws and regulations.

The Company will be subject to laws in various jurisdictions, including the United States, the State of Illinois, and the City of Chicago. Existing and future legislation, regulation, and actions could cause additional expense, capital expenditure and restrictions and delays in the activities of the Company, the extent of which cannot be predicted. No assurance can be given that new laws, rules and regulations will not be enacted or existing laws, rules and regulations will not be applied in a manner which could limit or curtail certain of the Company's activities or services. In addition, the Company may have to defend itself against legal proceedings related to its compliance with laws, which could distract management from its business operations, result in costly damages awards, settlement payments or injunctions or otherwise have a material adverse effect on the financial condition, results or operations of the Company.

General economic conditions can hurt the Company.

The ability of the Company, any developer, and any other entity involved to generate additional capital is dependent on economic conditions in general, and factors that affect the real estate and banking sectors in particular. These entities cannot be spared from the damaging effects of poor economic conditions.

The Company may require further investment.

The Company likely will require additional capital in the future for expansion, its activities and/or business development, whether from equity or debt sources. There can be no guarantee that the necessary funds will be available on a timely basis, on favorable terms, or at all, or that such funds if raised, would be sufficient. If additional funds are raised by issuing equity securities, dilution to the then existing interest holdings may result. If the Company is not able to obtain additional capital on acceptable terms, or at all, it may be forced to curtail or abandon such expansion, activities and/or business development which could adversely impact upon the Company, its business, development, financial condition, operating results or prospects.

Investors in the Offering will experience dilution.

All investors will experience dilution of their ownership interest in the Company upon purchase of additional Units through this Offering. In addition, investors may experience further dilution if the Company decides to offer units of its capital units (or securities convertible into units of its capital units) in a subsequent offering.

We may be unable to renew leases or re-lease space as leases expire.

If tenants do not renew their leases upon expiration, we may be unable to re-lease the vacated space. Even if the tenants do re-lease the lease or we are able to re-lease to a new tenant, the terms and conditions of the new lease may not be as favorable as the terms and conditions of the expired lease. If the rental rates for the Property decrease or we are not able to release a significant portion of our available and soon-to-be-available space, our financial condition, results of operations, cash flow, the market value of our Securities and our ability to satisfy our debt obligations and to make distributions to our Investor could be adversely affected.

Below market rents.

The actual rents we receive for the portfolio will be less than estimated market rents, and we may experience a decline in realized rental rates from time to time, which would adversely affect our financial condition.

Overlapping Management.

The Managers that control Homekeep LLC are the same individuals who control the only voting member of Homekeep LLC, Duo Development. Duo Development is an Illinois not-for-profit corporation with 501(c)(3) tax-exempt status. As such, it must operate only to further charitable purposes, and in this way, its founding of Homekeep LLC must be charitable. However, Investors should keep in mind that Duo Development is currently substantially under the control of Carlos Robles-Shanahan and Rafael Robles, the same two individuals who are the Managers of Homekeep LLC.

Company can redeem Units for Original Purchase Price.

Under Homekeep LLC's operating agreement, the Managers have the right to redeem (buy back) any Unit at any time, for the original purchase price or current book value, whichever is less. While it is not our intention to exercise this right frequently, it is possible that upon redemption of your Unit, you could receive only what you originally invested, or less, thereby foregoing investment returns you could have received from another investment.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Rafael Robles and Carlos Robles-Shanahan are part-time officers. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 93% Loan down payment and closing costs, 7% Wefunder Fee

---

If we raise: **$120,000**

Use of Proceeds: 33% Loan down payment and closing costs

30% Operating costs and building maintenance

30% Reserves to operate the buildings

7% Wefunder Fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubscriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Units issued to investors will be in book entry form. This means that the investor will receive a notice that Units have been issued, but will not receive a certificate representing the Units. In addition, the investment will be recorded in each investor's "Portfolio" page on the Wefunder platform.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice

about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

Homekeep is selling equity, called membership "Units," for $100 per Unit. 70% of revenues, gains, and losses will be shared by investors on a per Unit basis. Units have no voting rights. **The Units cannot be resold without the Managers' consent.** Investors will be bound by the Company's Operating Agreement.

Redemption. The Company may redeem Units at any time in the sole and absolute discretion of the Managers at the lesser of their original Purchase Price or their current book value. The Company is not obligated to redeem Units at any time.

See a full description of the Units in Appendix B, Investor Contracts.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

☑ Yes: No Voting Rights
☐ No:

16. How may the terms of the securities being offered be modified?

Regulation Crowdfund imposes restrictions on transfer below. Note that even if these requirements are met, an Investor may not transfer their Units without the Managers' prior written consent.

The Managers have the authority to make many changes to the rights of the Units without the investors' approval. However, the Managers cannot create a class of units with priority over the Investors' Units without the Founding Member's approval. For full detail, see Sections 7.1 and 7.2 of the Operating Agreement, in Exhibit B.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent,

grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Units	900	900	Yes ⌄

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	None
Options:	None

Describe any other rights:

The Company has one class of Units. Each Unit represents the same proportional economic interest and entitles the holder to identical rights and responsibilities as each other Unit of the same class and of the same Series, except that: a) **only the Founding Member shall have the right to vote**, and no other Member shall have any voting rights whatsoever; b) **Members who are Managers receive an aggregate of 30% of all allocations of Profits and Losses; all other Members receive an aggregate of 70% of all allocations of Profits and Losses**; and c) if a Unit is transferred to a Transferee, the Transferee will succeed only to the economic rights, not the voting rights (if any), associated with the Unit.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Managers may authorize and sell additional units, diluting the current investors, without the approval of any Member. The Company may create and sell a class of units with economic priority over the Investor's Units only with the approval of the Founding Member, Duo Development (a charitable organization). Duo Development must operate only to further charitable purposes, but Investors should keep in mind that Duo Development is currently substantially under the control of Carlos Robles-Shanahan and Rafael Robles, the same two individuals who are the Managers of Homekeep LLC.

The Managers may otherwise limit the Investor's rights in a material way. For example, the Managers may change the terms of the Operating Agreement without the approval of any Member, or cause the Company to engage in additional offerings (including potentially a public offering). Based on the risk that an Investor's rights could be limited, diluted, or otherwise qualified, the Investor could lose all or part of their investment in the securities in this offering, and may never see positive returns. Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, the Managers and/or Founding Member (the only voting member) may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, the Managers and the Founding Member may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. The Managers and the Founding Member may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities the Investor owns.

The Managers and the Founding Member have the right to redeem their securities at any time. The Managers could decide to force the Company to redeem their units at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

As discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's economic rights.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby. In the future, if we perform any valuations of our units (which we may never do), we may take into account factors such as the following:

- unrelated third party valuations of our properties;

- the price at which we sell other securities, such as convertible debt or preferred units, in light of the rights, preferences and privileges of our those securities relative to those of the units offered hereby;

- our results of operations, financial position, and capital resources;

- current business conditions and projections;

- the lack of marketability of our units;

- the hiring of key personnel and the experience of our management;

- the introduction of new services;

- the risk inherent in the development of our properties;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business (these are unlikely);

- industry trends and competitive environment;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We may analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

No matter how many Units an investor owns, the investors in our Units can never exert control over the governance or operations of the Company, because the Units are non-voting. Only our Founding Member, Duo Development (a charitable organization), has voting rights, but even Duo Development's right to influence management is limited. The Managers of the Company have broad discretion in running the Company without the involvement of the Investors. Investors may influence the governance and operation of the Company only informally, through conversations with the Managers, and only if the Managers decide in their own discretion to take the advice of an Investor.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its Managers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase their investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will in all cases be intended to be consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

None.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
4/2023	Section 4(a)(2)	Unit	$90,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Duo Development
Amount Invested	$90,000.00
Transaction type	Priced round
Issue date	04/30/23
Relationship	Owner

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☐ Yes
☑ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Preserve housing affordability and make the landlord/tenant model obsolete.

Milestones

Homekeep LLC was incorporated in the State of Illinois in February 2023.

Since then, we plan to:

- Secure affordability in gentrifying neighborhoods
- Shift our common narrative around housing rights and neighborhood ownership

- Do away with the power dynamics of the landlord/tenant model for the benefit of society

- Earn a return on your investment

- Trusted Chicago team with direct experience in real estate development and innovation methodologies

- Support from Communities United, a trusted Chicago grassroots org focused on housing affordability

The Company is subject to risks and uncertainties common to early-stage companies. Given the Company's limited operating history, the Company cannot reliably estimate how much revenue it will receive in the future.

Historical Results of Operations

Our company was organized in February 2023 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended March 31, 2023, the Company had revenues of $0.

- *Assets*. As of March 31, 2023, the Company had total assets of $90,000, including $90,000 in cash.

- *Net Income*. The Company has had net income of $0 for 2023.

- *Liabilities*. The Company's liabilities totaled $0 for 2023.

Liquidity & Capital Resources

To date, the company has been funded with seed capital from its incubating charitable organization, Duo Development.

Duo Development is a member of Homekeep LLC, called the "Founding Member." The Founding Member is the only member with the right to appoint Managers and certain other voting rights. Investors are also members, and all members share in profits and losses, but other members do not have voting rights.

Duo Development is an Illinois not for profit corporation and a 501(c)(3) charity. No one owns it, and it must be organized and operated for charitable purposes.Note that the Managers of Homekeep LLC, Carlos Robles-Shanahan and Rafael Robles, also have significant control over Duo Development at this time.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We expect to receive a loan for the remainder of the purchase price of Homekeep's first three affordable rental properties from a Community Development Financial Institution called IFF.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital again in 24 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Homekeep LLC cash in hand is $90,000, as of May 2023. Over the last three months, revenues have averaged $0/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $0/month, for an average burn rate of $0 per month. Our intent is to be profitable in 12 months.

The company was formed on February of 2023, the financials cover that date of inception until May 2023. As such there has not been significant activity since the date our financial statements cover.

We make money by charging rents on properties that we own. Revenues are expected to be between $33,000 and $66,000 in the next 3 to 6 months respectively. Expenses are expected to be between $30,000 and $61,000 in the next 3 to 6 months respectively.

We are not yet profitable. We are expected to close on Homekeep's first three affordable rental properties in May and/or June 2023. These properties are stabilized and there are no immediate repairs needed. As such, profitability can begin as soon as we acquire the properties.

Besides funds raised through Wefunder, we are obtaining a loan to acquire Homekeep's first three affordable rental properties through a Community Development financial Institution called IFF.

All projections in the above narrative are forward-looking and not guaranteed.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

I, Carlos Robles-Shanahan, certify that:

(1) the financial statements of Homekeep LLC included in this Form are true and complete in all material respects ; and

(2) the financial information of Homekeep LLC included in this Form reflects accurately the information reported on the tax return for Homekeep LLC filed for the most recently completed fiscal year.

Carlos Robles-Shanahan
Director

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security?
    ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security?
    ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
    ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
    ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such

A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No

C. engaging in savings association or credit union activities? ☐ Yes ☑ No

ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No

ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.duodevelopment.org/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);

2. the issuer has filed at least one annual report and has fewer than 300 holders of record;

3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;

4. the issuer or another party purchases or repurchases all of the
   securities issued pursuant to Section 4(a)(6), including any payment
   in full of debt securities or any complete redemption of redeemable
   securities; or the issuer liquidates or dissolves in accordance with
   state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Homekeep Investment Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Carlos Robles-Shanahan
    Rafael Robles

Appendix E: Supporting Documents

    ttw_communications_125380_220745.pdf
    Homekeep_LLC_operating_agreement_manager-
    managed_IL_series_LLC_6.14.23-Signed.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

    Homekeep Investment Agreement

Appendix C: Financial Statements

    Financials 1

Appendix D: Director & Officer Work History

    Carlos Robles-Shanahan

    Rafael Robles

Appendix E: Supporting Documents

ttw_communications_125380_220745.pdf
Homekeep_LLC_operating_agreement_manager-managed_IL_series_LLC_6.14.23-Signed.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Homekeep LLC

By

Carlos Robles-Shanahan
Co-founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Rafael Robles
Co-Founder
6/15/2023

Carlos Robles-Shanahan
Co-founder
6/15/2023

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.